UNITED STATES

Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Good Times Restaurants Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

382140879

(CUSIP Number)

Robert J. Stetson
6125 Luther Lane, Suite 380
Dallas, TX 75225
Tel: (214) 691-6824

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Robert J. Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 328,040
	8	SHARED VOTING POWER 246,340
	9	SOLE DISPOSITIVE POWER 328,040
	10	SHARED DISPOSITIVE POWER 246,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,380*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.492%**
14	TYPE OF REPORTING PERSON IN

* Represents (i) 319,445 shares held directly by Robert Stetson; (ii) 222,340 shares held by SLKW Investments LLC; (iii) 24,000 shares held by Leanlien, LLC and (iv) 8,595 shares issuable pursuant to restricted stock units held directly by Robert Stetson that are currently vested.

** Based on 12,785,374 shares of Common Stock outstanding as of May 05, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2021, filed with the Securities and Exchange Commission on May 06, 2021.

1	NAME OF REPORTING PERSON Leanlien, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Based on 12,785,374 shares of Common Stock outstanding as of May 05, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2021, filed with the Securities and Exchange Commission on May 06, 2021.

1	NAME OF REPORTING PERSON SLKW Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 222,340
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 222,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.74%*
14	TYPE OF REPORTING PERSON OO

* Based on 12,785,374 shares of Common Stock outstanding as of May 05, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2021, filed with the Securities and Exchange Commission on May 06, 2021.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned. The Reporting Persons (as defined herein) previously filed reports and amendments jointly with other filers (the other filers, collectively, the “Other Filers”) relating to the common stock, $0.001 par value per share of Good Times Restaurants Inc., a Nevada corporation, on that certain Schedule 13D-A, filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2017, as amended on November 14, 2017, as further amended on January 8, 2018, and as further amended on March 12, 2018, (collectively, as amended, the “Joint Good Times 13D”). This Schedule 13D is being filed by the Reporting Persons (i) to make schedule reports and amendments relating to the common stock of Good Times Restaurants Inc., including an exit filing and (ii) to confirm the dissolution of any “group” that may have been deemed to have been formed among the Reporting Persons and the Other Filers within the meaning of the Act and reflect the termination of any joint filing agreement between the Reporting Persons and the Other Filers to reflect the termination of any joint filing agreement between the Reporting Persons and the Other Filers. With the dissolution and termination of any Joint Filing Agreements previously filed, each of the Reporting Persons and the Other Filers, subject to updates reflected therein, will make their schedule reports and amendments separately as applicable, including hereby. This Schedule 13D also constitutes an exit filing for the Reporting Persons.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Good Times Restaurants Inc., a Nevada corporation  (the "Issuer"). The Issuer's principal executive office is located at 651 Corporate Circle, Suite 200, Golden, CO 80401.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) Robert J. Stetson; (ii) Leanlien, L.L.C.; and (iii) SLKW Investments LLC; (the persons in clauses (i)–(iii) each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. The amended and restated agreement among the Reporting Persons to file jointly (the “A&R Joint Filing Agreement”) is attached hereto as Exhibit 99.1. Each of REIT Redux, LP and REIT Redux GP, LLC are no longer reporting persons as a result of liquidating distributions in-kind made by each such entity to the applicable beneficial owners, including Robert J. Stetson, on December 31, 2020 of all of the Issuer’s securities held by such entities, whether directly or indirectly. Each of David Martin West Asset Trust, a Texas trust, David West, an individual, The Kropp 2010 Family Trust, a Texas trust, and James H. Kropp, an individual, are no longer affiliated with the Reporting Persons and accordingly excluded from this filing.

(b) The principal business address of each Reporting Person is 6125 Luther Lane #380, Dallas, Texas 75225.

(c) Each of the Reporting Persons is principally engaged in the business of acquiring, holding, managing, voting and disposing of various public and private investments. Leanlien, L.L.C. is beneficially owned 61% by Robert J. Stetson and the remainder by a grantor trust, the beneficiaries of which are family members of Robert J. Stetson. Mr. Stetson is the manager of Leanlien, L.L.C. and the managing member of SLKW Investments, LLC. Mr. Stetson is a director of the Issuer.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Leanlien, L.L.C. is a Texas limited liability company. SLKW Investments LLC is a Delaware limited liability company. Robert J. Stetson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares of Common Stock held directly by Robert Stetson (328,040 as of the reporting date) were acquired through either the purchase of Common Stock from the Issuer in a prior capital raise by the Issuer, through the exercise of warrants acquired as warrant coverage in connection therewith, in the open market, through liquidating distributions-in-kind made to Mr. Stetson or via grants to Mr. Stetson as a director of the Issuer, including Shares which are issuable pursuant to restricted stock units that are currently vested. The total amount of funds used by Mr. Stetson was approximately $795,418.05. All shares of Common Stock held directly by Leanlien, L.L.C. were acquired in the open market and the total of funds used by Leanlien, L.L.C. was $68,640. All shares of Common Stock held directly by SLKW Investments LLC were acquired in the open market and the total of funds used by SLKW Investments LLC was $371,296.92. All shares of the foregoing shares of Common Stock were paid for using the working capital or personal or family investment capital of such Reporting Persons or were securities granted to him as a director of the Issuer. Robert Stetson may also be deemed to beneficially own the shares of Common Stock held directly by SLKW Investments LLC, and Leanlien, L.L.C.

Item 4.	Purpose of the Transaction.

Though the Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with any of the other Reporting Persons. In addition, any “group” that may have been deemed to exist between the Reporting Persons, on the one hand, and the Other Filers, on the other hand, has been dissolved.

This Schedule 13D is being filed to report that the Reporting Persons in the aggregate are no longer the beneficial owners of five percent or more of the Issuer’s Common Stock, and so this Statement constitutes an “exit filing” with respect to this Schedule 13D by the Reporting Persons.

The Reporting Persons may make, or cause, further dispositions of shares of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock beneficially owned by them at any time, in each case depending on market conditions and other factors. In addition, the Reporting Persons may acquire, or cause to be acquired, additional beneficial ownership of shares of Common Stock at any time depending on market conditions and factors.

Item 5.	Interest in Securities of the Issuer.
(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D/A nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D/A.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D/A nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has
(i)	sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Additional information requested by this paragraph is incorporated herein by reference to the information provided in Item 2(c) and Item 3 of this Schedule 13D.

(c)	None of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.
(e)	The Reporting Persons have ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer based on the number of shares of Common Stock outstanding as of May 05, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2021, filed with the Securities and Exchange Commission on May 06, 2021. The filing of this Statement constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a)	Mr. Stetson, as ultimate assignee of Reit Redux LP (prior majority owner of Reit Redux LLC (“Redux”), maintains certain rights under a Registration Rights Agreement (the “Registration Rights Agreement”) originally entered into by Redux as of May 2, 2014, pursuant to which Redux and one or more other parties were granted certain demand and piggyback registration rights in respect of the shares of Common Stock held by them. The Registration Rights Agreement was filed as Exhibit 99.2 to a Schedule 13D with respect to the Issuer filed by Mr. Stetson, Redux and other filing parties on May 12, 2014, and the foregoing description is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated July 22, 2021 by and among (i) Robert J. Stetson; (ii) Leanlien, L.L.C.; and (iii) SLKW Investments LLC.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	July 22, 2021

Leanlien, L.L.C. By: /s/ Robert J. Stetson Robert J. Stetson, Manager	SLKW Investments LLC By: /s/ Robert J. Stetson Robert J. Stetson, Managing Member
Robert J. Stetson By: /s/ Robert J. Stetson Robert J. Stetson, individually